04 | 22 | 2016 VIA EDGAR Suzanne Hayes U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omeros Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Filed March 15, 2016

File No. 333-201581

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, Omeros Corporation (the “Company”) hereby requests that the effective date of Post-Effective Amendment No. 2 to its Registration Statement on Form S-3 (File No. 333-201581) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2016, be accelerated by the Commission to Friday, April 22, 2016, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please call the Company’s counsel, Kerry S. Burke or Matthew C. Franker of Covington & Burling LLP, who can be reached at (202) 662-5297 or (202) 662-5895, respectively.

Sincerely,

/s/ Marcia S. Kelbon
Marcia S. Kelbon
Vice President, Patent and General Counsel and Secretary

cc:	Mary Beth Breslin

Scot Foley

The Omeros Building 201 Elliott Avenue West Seattle WA, 98119 p 206.676.5000 f 206.676.5005 www.omeros.com